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06013252

ОТКРЫТОЕ АК
"ЮЖНАЯ ТЕЛЕКОМ... НИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______

БИК ______
Кор. счет ______
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 02.05.06г. № 10.2-2/08-1893

на № ______ от ______

82-4721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file ~~№ 33-86928~~):

1. Notification on the material fact.
2. Notification on the facts that may influence significantly the price of the Issuer's securities

Please find 2 pages enclosed.

Yours faithfully,



A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC



PROCESSED
MAY 22 2006
THOMSON
FINANCIAL

dw 5/10

**Notification on the facts**
**that may influence significantly the price of the Issuer's securities**

# RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF THE ISSUER

| 1. General | |
|---|---|
| 1.1. Full registered name of the Issuer | *Public Joint –Stock Company "Southern Telecommunications Company"* |
| 1.2. Abbreviated registered name of the Issuer | *"UTK" PJSC* |
| 1.3. Place of the Issuer's business | *66, Karasunskaya Street, Krasnodar, 350000* |
| 1.4. Basic state registration number of the Issuer | *1022301172112* |
| 1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities | *2308025192* |
| 1.6. Unique Issuer's code assigned by the registering authority | *00062-A* |
| 1.7. URL of the Internet page used by the Issuer for information disclosure | *http://www.stcompany.ru* |
| 1.8. Name of the periodical used by the Issuer for publishing information | *Newspaper "Rossiyskaya Gazeta"* |

**2. Substance**

2.1. Date of the meeting of the Issuer's Board of Directors (supervisory board) at which the respective decision was taken:
***27 April 2006***
2.2. Date and number of the Minutes of the meeting of the Issuer's Board of Directors (supervisory board) at which the respective decision was taken:
***Minutes of the Board of Directors of "UTK" PJSC № 34 of 28 April 2006.***
2.3. Decisions taken by the Issuer's Board of Directors (supervisory board):

1. ***To hold Annual General Shareholders' Meeting of Public Joint –Stock Company "Southern Telecommunications Company" in the form of joint personal presence of shareholders (meeting).***
2. ***To determine:***

***- date of the Annual General Shareholders' Meeting: 27 June 2006***
***- venue of the Annual General Shareholders' Meeting: 66, Karasunskaya Str., Krasnodar;***
***- time of the AGM: 11:00 a.m. Moscow time;***
***- time of shareholders' registration: from 9:00 a.m. Moscow time.***

3. ***To fix 11 May 2006 as the date of making up a list of the persons entitled to take part in the Annual General Shareholders' Meeting and to receive 2005 dividend ("cut-off date").***
4. ***To determine the following postal address at which shareholders can send their filled voting instruction cards: 66, Karasunskaya street, Krasnodar, 350000.***

**3. Signature**

| | | |
|---|---|---|
| 3.1. Deputy Director General of the Public Joint –Stock Company "Southern Telecommunications Company" | ______________ (Signature) | A. A. Litvinov |
| 3.2. Date " 28 " April 20 06 | Official seal | |



A. A. Litvinov

**Notification on the material fact**

## "DATES OF THE ISSUER'S REGISTER CLOSURE (CUT-OFF DATES)"

| 1. General | |
|---|---|
| 1.1. Full registered name of the Issuer | *Public Joint –Stock Company "Southern Telecommunications Company"* |
| 1.2. Abbreviated registered name of the Issuer | *"UTK" PJSC* |
| 1.3. Place of the Issuer's business | *66, Karasunskaya Street, Krasnodar, 350000* |
| 1.4. Basic state registration number of the Issuer | *1022301172112* |
| 1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities | *2308025192* |
| 1.6. Unique Issuer's code assigned by the registering authority | *00062-A* |
| 1.7. URL of the Internet page used by the Issuer for information disclosure | *http://www.stcompany.ru* |
| 1.8. Name of the periodical used by the Issuer for publishing information | *Newspaper "Rossiyskaya Gazeta"* |

| 1.9. Code (codes) of the material fact (facts) | *0800062A28042006* |
|---|---|

| 2. Substance |
|---|
| 2.1. Type, category, series and other identification characteristics of registered securities:<br>***common registered non-documentary shares; state registration No. 1-03-00062-A of September 9, 2003; preference registered non-documentary Type A shares; state registration No. 2-03-00062-A of September 9, 2003.***<br>2.2. Purpose, for which the list of registered securities holders is made up:<br>***The Company's shareholders may exercise their rights granted by securities ( they are entitled to attend annual General Shareholders' Meeting to be held on 27 June 2006 and to receive 2005 dividend).***<br>2.3. Date, as of which the list of registered securities holders is made up (cut-off date):<br>***May 11, 2006***<br>2.4. Number and date of making up the Minutes of the meeting (session) of the Issuer's authorized governing body which took the decision on the date of making up the list of registered securities holders or any other decision which is the ground for setting the date for making up the list.<br>***Minutes of the Board of Directors of "UTK" PJSC № 34 of 28 April 2006*** |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy Director General of the Public Joint –Stock Company "Southern Telecommunications Company" | ________________<br>(Signature) | A. A. Litvinov |
| 3.2.<br>Date " 28 " April 20 06 | Official seal | |



A. A. Litvinov